CM
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SECURITI N

04019684

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
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SEC FILE NUMBER
8- 65779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/10/02 (MM/DD/YY) AND ENDING 3/26/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Opus Trading Fund LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza

(No. and Street)

Jericho	New York	11753
(City)	(State)	(Zip Code)

RECD S.E.C.
MAY 25 2004
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Breman (516) 822-0202

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

0270

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Margaret Caffrey swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Opus Trading Fund LLC, as of March 26, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notary Public For
The State of New York
Nassau County
#01VI5044015
Arthur Vidro
SIGNED MAY 19th, 2004
Commission Expires: May 22, 2007

Arthur Vidro

Notary Public

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

OPUS TRADING FUND LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 26, 2004

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Opus Trading Fund LLC

We have audited the accompanying statement of financial condition of Opus Trading Fund LLC as of March 26, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Opus Trading Fund LLC as of March 26, 2004 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 30, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

OPUS TRADING FUND LLC

STATEMENT OF FINANCIAL CONDITION

March 26, 2004

ASSETS	
Cash	$ 1,458,545
Receivable from Clearing Brokers	1,703,257
Securities Owned - at market value	63,463,570
Other Assets	38,876
Total Assets	$66,664,248
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased - at market value	$29,828,410
Payable to affiliated clearing broker	13,747,874
Accrued expenses and other liabilities	90,040
Total liabilities	43,666,324
Members' Equity	22,997,924
Total Liabilities and Members' Equity	$66,664,248

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Opus Trading Fund LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange, Inc. (the "PHLX"). The Company was formed on December 10, 2002 and commenced operations on July 14, 2003.

The Company is engaged in the proprietary trading of securities.

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis. Dividends are accrued on the ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in Members' equity.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their tax returns.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange, while the income statement accounts are translated at rates of exchange in effect during the period. Gains or losses resulting from foreign currency transactions are included in Members' equity.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company's fiscal year consists of 52 or 53 weeks ending on the last Friday of March.

2. RECEIVABLE FROM/PAYABLE TO CLEARING BROKERS:

The clearing and depository operations for the Company's security transactions are provided by Schonfeld Securities, LLC ("SSLLC"), a clearing broker which was an affiliated entity through February 29, 2004 and is a member of the National Association of Securities Dealers, Inc., and two other clearing brokers which are members of major securities exchanges. For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At March 26, 2004, all of the securities owned and amounts receivable from and payable to clearing brokers reflected in the statement of financial condition are positions carried by and amounts due from and to these brokers. The securities serve as collateral for the amounts due to the brokers. Subject to the clearing agreements

between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge the collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

3. SECURITIES SOLD, NOT YET PURCHASED:

The Company may be exposed to risk of loss not reflected in the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

4. MEMBERS' EQUITY:

Pursuant to the amended and restated Limited Liability Company Operating Agreement (the "Agreement"), membership interests in the Company are divided into Class A, Class B (the "Limited Members") and Class T interests. Class A and Class B Members have voting rights. The Class A Member is entitled to an allocation equal to a percentage of the net capital appreciation allocated to each Limited Member's capital account for such year (the "Class A Allocation") as specified in the agreement. The Class A allocation cannot exceed $1,900,000 annually and is subject to a loss recovery account provision as defined in the agreement.

5. RELATED PARTY TRANSACTIONS:

SSLLC provides clearance services and charges clearing fees to the Company.

The Company has engaged Amity Management Company II, LLC ("Amity") to act as manager of the Company to perform investment management and administrative services. Amity is affiliated with the Class A Member.

Pursuant to an Investment Management Agreement, the Company reimburses Amity, on a monthly basis, the operating costs incurred by Amity on behalf of the Company.

6. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital changes from day to day, but at March 26, 2004, the Company had net capital of $8,809,006 which exceeded its requirement of $100,000 by $8,709,006.

7. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's trading activities include the purchase and sale of derivative financial instruments such as commodity futures contracts, equity and index options. These derivatives are used for trading purposes and for managing risk associated with securities owned and securities sold, not yet purchased. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the Members' equity. Commodity futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the statement of financial condition.

OPUS TRADING FUND LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

MARCH 26, 2004

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Opus Trading Fund LLC

In planning and performing our audit of the financial statements and supplemental schedule of Opus Trading Fund LLC (the "Company"), for the period from December 10, 2002 (date of inception) to March 26, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 26, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Opus Trading Fund LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Philadelphia Stock Exchange, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 30, 2004